Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of JED Oil Inc. (the “Corporation”) held May 28, 2007 (the “Meeting”), the following table sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
1.	Ordinary resolution to set the number of directors to be appointed at the Meeting at 4.	Carried	98.60%	1.01%	0.39%
2.	Appointment of the 4 nominees described in the Information Circular/Proxy Statement for the Meeting dated April 27, 2007, being Thomas J. Jacobsen, Ludwig Gierstorfer, Justin W. Yorke and Horst H. Engel	Carried	98.60%	N/A	1.40%
3.	Reappointment of Ernst & Young LLP as the auditors of the Corporation for the ensuing year and authorization for the board of directors to set the remuneration therefore	Carried	98.88%	N/A	1.12%

JED OIL INC.

Per:    signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs

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